SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed consolidated interim financials statements for the three months ended December 31, 2018 and 2017
99.2	Form 51-102F1 Management Discussion and Analysis for the three months ended December 31, 2018 and 2017
99.3	Form 52-109FV2 Certification of Interim Filings - Chief Executive Officer
99.4	Form 52-109FV2 Certification of Interim Filings - Chief Financial Officer
99.5	News Release dated February 7, 2019: ESSA Pharma Provides Corporate Update and Reports Financial Rseults for Fiscal First Quarter Ended December 31, 2018.

 This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-225969) and Form S-8 (File No. 333-225056) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: February 7, 2019	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer